

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 21, 2010

William A. Mathies
President and Chief Executive Officer
SHG Services, Inc.
18831 Von Karman, Suite 400
Irvine, CA 92612

      Re: SHG Services, Inc.
                Form S-1
                Filed May 24, 2010
                File No. 333-167041

Dear Mr. Mathies:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note a number of blank spaces throughout the registration statement. Please include all omitted information, other than dates and related information that are not yet determinable, as soon as practical. Please note that we may have additional comments upon review of this information.

2.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

3.   Please clarify when all the transactions in connection with the restructuring of Sun will occur in relation to each other, including the votes on the Separation and the REIT Conversion Merger, the Sun equity financing and the New Sun and Sabra debt financings. Explain how the timing of these transactions will impact each other. For example, if the Sun equity financing occurs after the vote for the Separation but prior to the record date for the Separation, this would mean that the Sun equity investors would participate in the Separation and REIT Conversion Merger, including receiving a cash distribution for their Sun shares in connection with the Separation. As another example, explain how the amount raised in the Sun equity financing would impact the amount of indebtedness to be incurred by Sun and Sabra.

4.   We note your disclosure that on the distribution date for the Separation, Sun intends to make a cash distribution to holders of Sun common stock of approximately $13 million. Throughout the prospectus, when you mention that you will be distributing New Sun shares in the Separation, disclose that you also will be making a cash distribution in the amount of $__ per share. In addition, discuss why you are making a cash distribution in connection with the Separation when Sun has never issued a cash dividend and has been restricted from paying dividends under the terms of its debt agreements. Explain how the amount of the cash distribution was determined.

5.   In addition to the MD&A and market risk disclosure currently in the prospectus regarding Sun and New Sun, please provide MD&A and market risk disclosure regarding Sabra. Please see Items 303 and 305 of Regulation S-K.

6.   Please provide the disclosure called for by Item 407(e)(4) of Regulation S-K.

7.   Please provide the disclosure called for by Item 3(f) of Form S-4.

8.   Please provide the disclosure called for by Items 12, 13, 14, and 15 of Form S-11. Please see General Instruction B.2. to Form S-4.

Special Note Regarding Forward-Looking Statements, page v
Structure of the Separation and REIT Conversion Merger, page vi

9.   Please move these sections to another location in the prospectus. The Q&A, summary section and risk factor sections should follow the table of contents.

Questions and Answers, page 1

10.   It is inappropriate to repeat information in the cover page, notice, Q&A and the summary. We note that the Q&A section addresses many of the same topics discussed in the summary section. Please revise to eliminate unnecessary

repetition. For example only, information from the following Q&As is repeated in the summary:

- Why is Sun proposing the Separation and REIT Conversion?

- What will be the relationship of New Sun and Sabra following the Separation and REIT Conversion Merger?

- How will the Separation and REIT Conversion Merger affect options to purchase . . . ?

- Will New Sun and Sabra have any debt?

For purposes of eliminating redundancies and grouping like information together, view your Q&A and summary section as one section. We suggest you consider placing procedural related information in the Q&A and substantive information in the summary, to the extent that these procedural or substantive matters have not already been discussed in the notice or the prospectus cover page.

Q: Why is Sun proposing the Separation and REIT Conversion?, page 2

11.   Please revise to describe in plain English the concept of optimizing the capital structure of each company. Please see Rule 421.

Q. What will be the effect on the proposals if the Separation or the REIT Conversion Merger is not approved by Sun stockholders? Page 7

Q: What votes are required? page 7

12.   Please clarify, if true, that shareholder approval for the Separation is not required by law and therefore, although approval is a condition to the transactions, it could be waived. If Sun does not intend to proceed with the Separation in the absence of shareholder approval, please disclose this fact.

Summary, page 11

Risks Associated with the Separation and REIT Conversion, page 13

13.   Please revise the summary to provide summary risk factors of the most important risks facing you.

Accounting Treatment for the Separation and REIT Conversion, page 15

14.   You disclose that the assets and liabilities of both New Sun and Sabra will be recorded at their respective historical carrying values at the date of the Separation. Please tell us what consideration you gave to FASB ASC 360-10-40-4 which requires that impairment losses be recorded on long-lived assets distributed in a spin-off (or a reverse spin-off) to the extent the carrying values exceed the fair values.

15.   Furthermore, expand your disclosure to discuss your basis for recording the assets and liabilities of Sabra at their historical carrying values, including, if applicable, treatment of the transaction as a reverse spin-off.

Conditions to the Separation, page 18

16.   It appears that waiver of some of the conditions to the Separation and REIT Conversion merger would result in material changes to your document potentially requiring recirculation. For example, see the condition that the shares be approved for listing and the condition that the financing transactions shall have been consummated. In addition, we note your disclosure that Sun reserves the right to abandon, defer or modify the Separation and REIT Conversion Merger at any time, even if Sun stockholders approve the Separation and REIT Conversion Merger. Please revise the prospectus to disclose whether you would recirculate the document to shareholders if any of these conditions or other material conditions were to be waived or if the transactions are abandoned, deferred or modified. If you would not, then provide us with an analysis supporting your determination that recirculation would not be necessary. Please also disclose which conditions are waivable.

Risk Factors, page 22

17.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- Your receipt of the distribution in the Separation may be …, page 22;

- New Sun may be required to indemnify Sabra for certain …, page 22;

- Sabra could fail to qualify as a RETI if income it receives …, page 25;

- If Sabra has significant amounts of non-cash taxable income …, page 26;

- Sabra will be dependent on New Sun until it diversifies its …, page 35;

- Required regulatory approvals can delay or prohibit transfers …, page 37; and

- Sabra may not be able to sell properties when it desires …, page 37.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Risks Relating to the Separation and REIT Conversion, page 22

18.   Please provide more insight into the "certain tax liabilities" with respect to which New Sun will agree to indemnify Sabra and why these liabilities could be significant.

The Separation and REIT Conversion could give rise to liabilities . . ., page 23

19.   We note your disclosure in this risk factor that litigation between New Sun and Sabra could arise out of these transactions. Given that Sun and Sabra are currently part of the same organization, please explain this litigation risk further.

Conflicts of interest may exist between New Sun and Sabra because of their …, page 24

20.   Please provide more detailed disclosure regarding the conflicts of interest caused by overlapping directors. Please also remove mitigating language regarding policies used to minimize potential conflicts of interest. Generally, you should limit your Risk Factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks elsewhere in the prospectus.

Sabra could be subject to tax on any unrealized net built-in gains in the assets …, page 27

21.   Please describe this risk in more detail. For example, please describe the possible amount of corporate tax on gain that Sabra may have to pay and the risks to Sabra's results of operations or financial position associated with having to pay such a corporate tax.

Risks Relating to Sabra's Business, page 35

22.   Please consider adding a risk factor discussing the lack of management experience running a REIT and the associated risks.

William A. Mathies
SHG Services, Inc.
June 21, 2010
Page 6

Sabra may be unable to make, on a timely or cost-effective basis, the changes …, page 35

23.   This risk factor combines several separate although related risks under one
        subheading. Please revise to separately discuss each risk factor under its own risk
        factor subheading.

Required regulatory approvals can delay or prohibit transfers of Sabra's …, page 37

24.   Please revise both this risk factor header and the paragraph beneath it to describe
        this risk in greater detail. For example, please describe the specific regulatory
        approvals associated with transfers of healthcare properties such as what are CON
        laws and how they could prevent or hinder change of ownership approvals.

Sabra is dependent on the healthcare industry and may be susceptible to …, page 37

25.   Please revise this risk factor to describe in greater detail the specific risks
        associated with healthcare reform.

Environmental compliance costs and liabilities associated with real estate …, page 38

26.   As you do on page 86, please provide more specific disclosure regarding the
        specific environmental issues that a healthcare REIT such as you will likely face.

The Proposals, page 43

Background and Reasons for the Separation and REIT Conversion, page 43

27.   Please provide significantly expanded disclosure regarding the background and
        reasons for the Separation and REIT Conversion. Your current "Background"
        section does not provide any details regarding the background of the Separation
        and REIT Conversion Merger. For example, please discuss each of the following
        in detail:

        •   Describe the board meetings of Sun Healthcare Group related to the
            Separation and REIT Conversion Merger, including specific dates and details
            of what transpired at such board meetings;

        •   Describe the nature and substance of the deliberations conducted by both
            companies' boards at their meetings;

        •   Discuss the conclusions the board reached at each of these meetings. The
            disclosure should provide stockholders with an understanding of how, when
            and why the terms of the Separation and REIT Conversion Merger evolved
            during the course of these discussions;

- Disclose whether the board considered the potential adverse effects of the Separation and REIT Conversion Merger in its board meetings. If so, please disclose the nature of those discussions. If not, please disclose why not; and

- Discuss whether the board considered other possible business transactions other than the Separation and REIT Conversion Merger, and why the board did not pursue those other alternatives and instead chose to pursue the Separation and REIT Conversion Merger.

28. We note that MTS Securities, LLC, an affiliate of MTS Health Partners, L.P. is serving as lead financial advisor to Sun, and Jefferies & Company, Inc. is serving as co-financial advisor, in connection with the Separation. Please explain the role played by each of these financial advisors in both the Separation and REIT Conversion Merger.

29. Please also describe the method of selection of each of the financial advisors.

Proposal No. 1 – Approval of the Separation, page 45

30. We note that the final amount of the cash distribution will not be determined until the time of the Separation. If there is any possibility that the actual amount distributed will differ materially from the approximately $13 million disclosed, please identify the factors that would cause such a difference.

31. Please tell us whether the maximum amount of indebtedness that New Sun will incur immediately prior to the Separation will be equal to the $179 million reflected in the pro forma financial information. Please also disclose how the cash position of Sun immediately prior to the Separation would impact the amount of debt incurred by New Sun.

Management of New Sun, page 46

32. Please discuss why you determined that Messrs. Foster and Walters should serve on the boards of both companies. Discuss the policies each company plans to adopt to minimize conflicts of interest here and/or under "Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger" on page 53.

Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger, page 53

The Lease Agreements, page 54

33. Please provide more information about terms with respect New Sun's ability to terminate or withdraw from any leases and charges that may be incurred in

connection with these actions. Refer to the risk factor disclosure on the bottom of page 33 and the top of page 34.

34. With respect to the default provision due to an event of default under any debt agreement, please clarify whether this would apply if a specific tenant defaulted on debt or whether it would apply to all leases in the event New Sun defaulted on debt.

35. Please clarify what events would constitute cross defaults and thus would result in events of default under all or a group of leases.

Description of Material Indebtedness, page 58

36. We note you disclose the maximum amount of debt to be incurred by New Sun. Please disclose whether there is a minimum amount of debt to be incurred by New Sun in order for the financing condition to the transactions to be satisfied. If the minimum will be the amount necessary, taken together with available cash, the proceeds of Sun's equity financing and Sabra's debt financing, to pay off all existing Sun debt and fund New Sun's initial cash position as set forth in the pro forma financial information, please explain that.

37. We note that prior to the Separation, New Sun and Sabra will enter into debt agreements and the terms and structure of the indebtedness to be incurred by New Sun and Sabra have not yet been determined. Prior to seeking effectiveness of this registration statement, please revise to include the material terms and structure of the indebtedness to be incurred by New Sun and Sabra and describe any commitments in place. Please also disclose how the allocation of the indebtedness to be incurred by New Sun and Sabra was determined.

38. Please disclose the expected leverage ratio for each of New Sun and Sabra following the Separation and REIT Conversion Merger.

39. Please provide more information about the timing and amount of the planned Sun equity offering.

Certain U.S. Federal Income Tax Consequences, page 59

40. You are required to disclose a description of "material" aspects of federal tax consequences, rather than "certain" federal tax consequences. Revise the heading of this section to clarify that the disclosure addresses the "material" tax consequences.

41. Please tell us what tax opinions you have obtained and intend to file as exhibits. Note that we may have additional comments on this disclosure once we have reviewed the Exhibit 8.1 legal opinions.

Distribution and Dividend Policy, page 74

Sabra, page 74

42.   Please describe the sources of cash that you anticipate will be available to make distributions to Sabra stockholders, such as cash from operations, cash from financing activities such as stock offerings, cash from the sale of assets or cash from borrowings.

43.   We note your disclosure on page 26 which indicates that Sabra may pay distributions in the form of its stock or in the form of its debt instruments. Please add disclosure in this section to describe that distributions may be paid in other than cash.

44.   We also note your disclosure on page 26 which indicates that distributions may be paid in shares of Sabra common stock at the election of shareholders. Please add disclosure to describe the stock election process.

45.   You state that you intend to pay a cash distribution equal to approximately $[ ] per share of Sabra common stock for the period ending March 31, 2011. Please provide us with your basis for your dividend projection since you do not have a history of making distributions. In addition, please tell us what consideration was given to including a distribution table to support how you have determined that you have sufficient cash available to pay the dividend. Please refer to Item 10(b) of Regulation S-K. We may have further comments after reviewing your response.

46.   Further to our previous comment, we note your disclosure that the actual amount of the distribution will depend on funds from operations. To the extent you plan to include the tabular presentation referenced above, the estimated cash available for distribution should be derived from your pro forma net income not FFO.

Business of New Sun, page 75

Properties, page 81

47.   Please include tabular information regarding the geographic distribution of New Sun's centers and licensed beds, similar to information previously included in Sun's periodic reports.

48.   Please include additional disclosure regarding the general terms and durations of Sun's existing leases that will be assumed by New Sun. Provide more detailed information about the terms of any material lease or group of leases. For example, we note that Sun has filed as an exhibit to its most recent Form 10-K a master lease agreement with Omega Healthcare Investors.

Business of Sabra, page 83

49.   Please provide significantly expanded disclosure regarding all aspects of your
        business operations. In particular, please:

        • Provide a more detailed overview of the business of Sabra, including its
          currently portfolio of healthcare properties, their locations, functions and
          sizes, and plans for expansion and growth;

        • Describe in greater detail your UPREIT structure, including why you have
          chosen to operate using this structure and the benefits and drawbacks of
          utilizing such a structure;

        • Describe in greater detail the types of healthcare properties that you currently
          own and the main businesses that occur at each of these four types of
          properties;

        • Expand your "Business Strategy" section to provide details regarding how you
          intend to create long-term stockholder value and capital appreciation,
          including how you intend to seek out and finance property acquisitions and
          how you intend to cultivate relationships with tenants and healthcare providers
          in order to expand the mixture of tenants operating your properties;

        • Describe your plans with respect to financing and performing needed
          renovations of healthcare properties, such as upgrading electrical, gas and
          plumbing infrastructure; and

        • Provide more detailed disclosure regarding HUD rules and regulations
          applicable to you.

Tenants and Operators, page 85

50.   Please clarify which risk factors you are referring to regarding Sabra's
        dependence on New Sun. The two risk factors currently referenced do not appear
        to be correct.

Sabra Pro Forma Capitalization and Supplemental Pro Forma Financial Information, page
89

51.   Reference is made to your disclosure of Funds Available for Distribution (FAD).
        The usefulness of FAD to an investor is unclear in light of your intention to show
        estimated cash available for distribution in your registration statement. Tell us
        how you plan to avoid confusion in presenting two measures that are both

intended to show amounts available for distribution but are calculated differently. Please advise.

52.   To the extent that you continue to present pro forma FFO and FAD on page 89, please additionally provide equal or greater prominence to the most directly comparable measure calculated in accordance with GAAP as required by Item 10(e)(1)(i)(a) of Regulation S-K.

New Sun Unaudited Pro Form Consolidated Financial Statements

Notes to New Sun Unaudited Pro Form Consolidated Financial Statements

Note 2 –Pro Forma Adjustments, page 94

53.   Please revise your disclosure in a. to show the various components of rent expense under the triple-net arrangement discussed on page 55.

54.   Please disclose how you determined the $2.4 million annual cost of the administrative services that you will provide to Sabra in b. Disclose, if true, that you intend to reflect the payments as expense reduction rather than revenue.

55.   Please provide the percentages that are blank in d. and discuss your basis for the percentages.

56.   In e., please disclose how you determined that the effective tax rate was 41%. Please disclose the effect of a hypothetical 1/8% change in the effective tax rate.

57.   Please revise your disclosure in f. to show the various components of rent expense under the triple-net arrangement discussed on page 55.

58.   Please disclose how you determined the $2.4 million annual cost of the administrative services that you will provide to Sabra in g. Disclose, if true, that you intend to reflect the payments as expense reduction rather than revenue.

59.   In j., please disclose how you determined that the effective tax rate was 41%. Please disclose the effect of a hypothetical 1/8% change in the effective tax rate.

60.   In k., disclose the impact of the hypothetical per share price increase or decrease of 10% on earnings per share.

61.   Please provide an adjustment for the decreased interest income as a result of the payment of deferred financing fees, transfer taxes, cash distribution to Sun shareholders, restricted cash and working capital related to Sabra.

62.   In y., please disclose your rationale for not adjusting current deferred tax assets.
        Please disclose your computation.

63.   We note the decrease in earnings per share as a result of the transactions.
        Disclose the impact of the transactions on your goodwill and your analysis of
        goodwill for possible impairment since it comprises almost 30% of your pro
        forma balance sheet.

Sabra Unaudited Pro Forma Consolidated Financial Statements, page 97

Notes to Sabra Unaudited Pro Forma Consolidated Financial Statements, page 101

Note 2 – Pro Forma Adjustments, page 101

64.   You disclose that adjustment (b) is to record general and administrative costs for
        administrative services provided by New Sun under the Transition Services
        Agreement, which are estimated to be $2.4 million annually. Please disclose the
        basis for this amount. Furthermore, you state that other general and
        administrative costs to be incurred by Sabra after the Separation have been
        excluded and that these costs are expected to be between $2.4 million and $2.9
        million annually and will comprise of compensation and other costs associated
        with development activities. Please expand your disclosure to provide more
        details regarding the make-up of these costs as well as your basis for the amounts.

65.   We note the interest expense calculated in adjustment (d) and (h). Please disclose
        the interest rate used to determine the amount of interest expense related to Sabra
        indebtedness and your basis for the interest rate. Also, if actual rates related to
        Sabra mortgage indebtedness may vary, please disclose the effect on income of a
        1/8 variance in interest rates.

66.   You state in adjustment (i) that Pro Forma earnings per share of Sabra are based
        upon the number of shares used in computing earnings per share of New Sun.
        You also describe the treatment of equity awards in the Separation and REIT
        Conversion Merger on page 16; please tell us what consideration was given to
        these equity awards when determining the appropriate pro forma weighted
        average number of common and common equivalent shares outstanding on a
        basic and diluted basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations for Sun and New Sun, page 106

Overview, page 106

67.   Please expand to discuss the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 on future operations.

Results of Operations, page 111

68.   We note that in your results of operations disclosure for the three months ended March 31, 2010 and for the year ended December 31, 2009 you attribute several changes in revenues in part to changes in volume (e.g. billable minutes or customer bases within certain categories of payors). Please provide quantitative information that demonstrates these changes, such as occupancy rates or another appropriate measure.

Liquidity and Capital Resources, page 128

69.   We note that New Sun's long-term liquidity needs are expected to be satisfied by the same sources that Sun currently relies on. Please clarify whether New Sun's short-term needs (i.e. in the twelve months following the Separation) are also expected to satisfied by the same sources. In connection with this disclosure, clarify whether New Sun plans to enter into a revolving credit facility in connection with the Separation that will provide borrowing capacity in excess of the amount incurred and used to pay off existing Sun debt. If so, provide details about these plans.

Capital Expenditures, page 132

70.   Please disclose whether there will be any changes in capital expenditure plans of New Sun following the Separation.

Obligations and Commitments, page 132

71.   Please clarify by footnote that the table does not include the additional rent expected to be paid to Sabra following the Separation. In general, clarify how the table of contractual and other commercial commitments will change as a result of the Separation.

Executive Compensation, page 153

72.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure
        is not necessary and describe the process you undertook to reach that conclusion.

Compensation, page 153

73.   We note your disclosure that following the Separation and REIT Conversion
        Merger, your compensation committee and board of directors will discuss and
        approve NEO compensation. Please tell us when you expect the compensation
        committee and board of directors to meet to discuss and approve NEO
        compensation and, if such meeting and discussions are likely to occur
        immediately following the Separation and REIT Conversion Merger, please revise
        your disclosure to provide a summary of the likely compensation you expect to
        pay your executive officers. Additionally, if employment agreements are
        finalized or substantially finalized prior to the Separation and REIT Conversion
        Merger, please file such agreements as exhibits to this registration statement.

Compensation Discussion and Analysis, page 153

74.   We note your disclosure on page 156 and 157 regarding the August adjustment to
        you annual incentive plan due in part to lower Medicare and Medicaid rates.
        However, based on your disclosure on page 108 and 109, it appears that these
        rates increased in 2009 on a per patient, per day basis. Please clarify this
        disclosure.

Long-Term Incentives – Stock Options and Restricted Stock Unit Awards, page 160

75.   Please describe the equity incentive plan for Sabra's executive officers and file
        this equity incentive plan as an exhibit to this registration statement. Please also
        disclose the amount of Sabra equity awards granted initially to Mr. Matros and the
        factors the compensation committee considered in determining to award him this
        amount.

Potential Payments Upon Termination or Change in Control, page 173

76.   Please disclose the definition of "change in control" from the applicable
        employment agreements and confirm that it does not apply as a result of the
        proposed transactions.

Certain Relationships and Related Transactions, page 176

77.   Your current disclosure is boilerplate disclosure that is not specific to you. Prior
        to completion of the Separation and REIT Conversion Merger, please revise this
        section to specifically describe your written Related Person Transaction Policy.

Where You Can Find More Information, page 207

78.   Please explain to us why you believe you are entitled to incorporate by reference
        Sun's periodic reports into the Form S-1.

79.   If you are entitled to incorporate by reference into the Form S-1, please note that
        Form S-1 does not provide for forward incorporation by reference. Please revise
        to eliminate language regarding the incorporation by reference of documents filed
        from the date of the proxy statement/prospectus to the date of the special meeting.

80.   If you are entitled to incorporate by reference, please note that you are required to
        incorporate by reference all filed reports since the end of Sun's latest fiscal year.
        Refer to Item 12(a)(2) of Form S-1.

Part II Information

Item 16. Exhibits and Financial Statement Schedules, page II-2

81.   Please include in your exhibit index all material agreements and other exhibits
        that were previously included as exhibits to Sun's Form 10-K that will be
        assumed by New Sun in the Separation or otherwise will be applicable to New
        Sun and are required to be filed as exhibits to a Form S-1 pursuant to Regulation
        S-K Item 601.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Andor D. Terner, Esq.
        O'Melveny & Myers LLP
        Via facsimile: (949) 823-6994